SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 20, 2016

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated May 19, 2016, entitled “Syneron Medical Reports First Quarter 2016 Revenue of $68.7 Million.”

The GAAP financial statement tables included in the press release (pages 5-9 of the press release) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: May 20, 2016

Syneron Medical Reports First Quarter 2016 Revenue of $68.7 Million

Emerging Products1 Total Revenue Increases 34%

Non-GAAP EPS of $0.04

Irvine, CA, May 19, 2016 – Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, today announced financial results for the three month period ended March 31, 2016.

First Quarter 2016 Non-GAAP2 Highlights:
•	Revenue of $68.7 million, up 8.4% year-over-year
•	Emerging products, which represent the Company’s strategic growth drivers, grew 34%, primarily driven by the Body Shaping portfolio
•	Total product revenue grew 9.5% year-over-year
•	Non-GAAP net income of $1.3 million, or $0.04 per share, compared to $0.6 million and $0.02 per share in Q1 2015
•	Cash position as of March 31, 2016 of $72.1 million with no debt

Amit Meridor, Chief Executive Officer of Syneron Medical, said, “During the first quarter we capitalized on our global presence and improved execution of our growth strategy. We achieved growth in all geographies, with North America revenue up 7.4% year-over-year, or 12% excluding the CoolTouch OEM business that was discontinued. International results included growth of 7.1% in the EMEA region (8.3% in constant currency) and 10.3% in the Asia-Pacific region (11.1% in constant currency). Global revenue growth was driven by our higher margin Emerging Products, which represent our strategic growth drivers that were up 34%, with nearly half of the dollar growth coming from the Body Shaping portfolio. During the quarter we began our international launch of UltraShape in select markets, including China, and were pleased with the customer interest. In total, Emerging Products revenue accounted for 17% of total revenue in the first quarter 2016, up from 14% in the first quarter 2015. Another important focus for the Company is delivering operating leverage, which improved in the first quarter as we benefitted from the growth driven by the Emerging Products and as we began to leverage our prior investments in an expanded North American sales force.”

Revenue Highlights for the First Quarter Ended March 31, 2016:

Total revenue in the first quarter 2016 was $68.7 million, representing growth of 8.4% year-over-year (9.2% in constant currency). First quarter 2016 revenue was driven by 34% growth from the Company’s Emerging Products, primarily driven by the Body Shaping portfolio. Total product revenue grew 9.5% year-over-year.

1 Emerging Products, which represent the Company’s strategic growth drivers, include UltraShape, VelaShape, PicoWay, Profound and CO2RE Intima

2 The first quarter 2016 year-over-year comparisons are on a non-GAAP basis, excluding items set forth in the section titled “Non-GAAP Financial Highlights for the First Quarter Ended March 31, 2016.”

Non-GAAP Financial Highlights for the First Quarter Ended March 31, 2016:

Gross Margin was 53.2% for both first quarter 2016 and 2015 primarily resulting from higher gross margin from Emerging Products offset by increased mix of revenue from the international market.

Operating Income for the first quarter 2016 was $1.8 million, compared to $1.1 million in the first quarter 2015. Operating margin for the first quarter 2016 was 2.6% (3.2% in constant currency), compared to 1.8% in the first quarter 2015. This increase reflects growth from the Company’s higher margin Emerging Products, expansion in international markets through the Company’s existing infrastructure and initial leverage of the Company’s investments in an expanded North American sales force.

Net Income and Earnings per Share in the first quarter 2016 was $1.3 million, or $0.04 per share, compared to net income of $0.6 million, or $0.02 per share, in the first quarter 2015. The Company had an average of 35.0 million shares outstanding in the first quarter 2016, compared to an average of 37.3 million shares outstanding in the first quarter 2015.

Net Income and earnings per share for the first quarter 2016 are adjusted to exclude the following items, which are detailed in the Company's financial tables presented at the end of this press release:

-	Amortization of acquired intangible assets of $1.2 million.
-	Stock-based compensation expense of $0.9 million.
-	Income tax benefit of $0.3 million.

GAAP Financial Highlights for the First Quarter Ended March 31, 2016:

Gross Margin for the first quarter 2016 was 51.8%, compared to 51.6% in the first quarter 2015.

Operating Loss for the first quarter 2016 was $(0.3) million, compared to an operating loss of $(1.4) million in the first quarter 2015.

Net Loss and Loss per Share in the first quarter 2016 was $(0.5) million, or a loss of $(0.01) per share, compared to a net loss of $(1.5) million, or loss of $(0.04) per share, in the first quarter 2015.

Cash Position: As of March 31, 2016, the Company’s overall cash position, including cash, short-term bank deposits and marketable securities, amounted to $72.1 million. During the first quarter 2016 the Company repurchased 563,642 shares of Syneron common stock at an average price of $6.96 per share for $3.9 million, completing the Company’s previously authorized $20.0 million share repurchase program.

Use of Non-GAAP Measures
This press release provides financial measures for gross margin, operating income (loss), net income (loss) and earnings (loss) per share, which exclude expenses related to amortization of acquired intangible assets, stock-based compensation expense, re-measurement of contingent consideration fair value, tax benefit, changes in foreign currency exchange rates and non-recurring expenses, and are therefore not calculated in accordance with Generally Accepted Accounting Principles (GAAP).

Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating income (loss), net income (loss) and earnings (loss) per share, and exclude the impact of non-recurring, unusual terms or trends that are not considered core influences on the results of operations, financial position or cash flows. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for or superior to the financial information prepared and presented in accordance with GAAP. Management uses non-GAAP measures to make operational and investment decisions and to evaluate the Company's performance and, therefore, believes it is important to make these non-GAAP adjustments available to investors. Constant currency results assume foreign revenues, gross profit and operating income (loss) are translated from foreign currencies to the U.S. dollar, at rates consistent with those in the prior year.  Management excluded the translation differences because it considers the like-for-like basis of constant currency financial measures more appropriately reflects changes due to operating performance.  A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Conference Call
Syneron management will host its first quarter 2016 earnings conference call today at 8:30 a.m. ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.investors.syneron.com. To access the call, enter the Syneron Investor Relations website, then click on the webcast link “Q1 2016 Results Webcast.”

Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-280-2296 in the U.S., and 1-646-254-3367 from outside of the U.S. The conference pass code is: 7925493.

About Syneron Candela:
Syneron Candela is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, tattoo removal, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company has a wide portfolio of trusted, leading products including UltraShape, VelaShape, GentleLase, VBeam Perfecta, PicoWay, Profound and elos Plus.

Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Candela are located in Israel. Syneron Candela also has R&D and manufacturing operations in the U.S.  The company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

For additional information, please visit http://www.syneron-candela.com.

Syneron, the Syneron logo, UltraShape, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Contacts:

Hugo Goldman, Chief Financial Officer, Syneron Medical
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Operations
(in thousands, except per share data)

	For the three-months ended
	March 31,	March 31,
	2016	2015

Revenues	$68,696	$63,399
Cost of revenues	33,081	30,714

Gross profit	35,615	32,685
Operating expenses:
Sales and marketing	22,698	21,390
General and administrative	7,498	6,935
Research and development	5,714	5,658
Other income expenses, net	-	56

Total operating expenses	35,910	34,039

Operating loss	(295)	(1,354)

Financial income (expenses), net	85	(243)

Loss before tax on income (tax benefit)	(210)	(1,597)

Taxes on income (tax benefit)	272	(128)

Net loss	$(482)	$(1,469)

Loss per share:

Basic and diluted
Net loss per share	$(0.01)	$(0.04)

Weighted average shares outstanding:
Basic and diluted	34,842	36,722

Syneron Medical Ltd.
Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	March 31,	December 31,
	2016	2015 (*)

Assets

Current assets:
Cash and cash equivalents	$48,794	$56,330
Short-term bank deposits	342	357
Available-for-sale marketable securities	19,172	14,274
Trade receivable, net	58,742	53,423
Other accounts receivables and prepaid expenses	11,294	12,438
Inventories	50,997	49,352

Total current assets	189,341	186,174

Long-term assets:
Severance pay fund	535	509
Long-term deposits and others	283	292
Long-term available-for-sale marketable securities	3,806	15,695
Investment in affiliated company	19,800	19,800
Property and equipment, net	10,027	9,823
Intangible assets, net	11,672	12,694
Goodwill	21,442	21,442
Deferred tax assets	20,551	20,363

Total long-term assets	88,116	100,618

Total assets	$277,457	$286,792

Liabilities and Stockholders' Equity

Current liabilities:
Trade payable	$23,165	$23,045
Deferred revenues	13,171	12,481
Other accounts payable and accrued expenses	30,848	36,316

Total current liabilities	67,184	71,842

Long-term liabilities:
Contingent consideration	878	878
Deferred revenues	3,264	3,395
Warranty accruals	945	861
Accrued severance pay	639	603
Deferred tax liabilities	-	-

Total long-term liabilities	5,726	5,737

Stockholders' equity:	204,547	209,213

Total liabilities and stockholders' equity	$277,457	$286,792

(*)	Derived from audited financial statements

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	March 31,	March 31,
	2016	2015
Cash flows from operating activities:
Net loss	$(482)	$(1,469)
Adjustments to reconcile net loss to net cash
Share-based compensation	933	929
Depreciation and amortization	2,003	2,226
Realized loss, changes in accrued interest and amortization of premium (discount) on marketable securities	334	175
Revaluation of contingent liability	-	56
Changes in operating assets and liabilities:
Trade receivable, net	(4,914)	(564)
Inventories	(1,001)	(1,938)
Other accounts receivables	928	1,615
Deferred taxes	(125)	(403)
Trade payable	(414)	(852)
Deferred revenue	377	2,473
Accrued warranty accruals	(542)	(2,468)
Other accrued liabilities	(5,026)	(5,426)

Net cash used in operating activities	(7,929)	(5,646)

Cash flows from investing activities:
Purchases of property and equipment	(994)	(1,136)
Purchases of Intangible asset	(150)	-
Proceeds from the sale or maturity of marketable securities	13,279	7,700
Purchase of marketable securities	(6,531)	(5,853)
Proceeds from short-term bank deposits, net	15	1,060
Acquisition of shares held by non-controling shareholders	(1,088)	-
Other investing activities	9	(45)

Net cash provided by investing activities	4,540	1,726

Cash flows from financing activities:
Repurchase of shares from shareholders	(3,925)	(3,918)
Proceeds from exercise of stock options	-	915

Net cash used in financing activities	(3,925)	(3,003)

Effect of exchange rates on cash and cash equivalents	(222)	(752)

Net decrease in cash and cash equivalents	(7,536)	(7,675)

Cash and cash equivalents at beginning of period	56,330	57,189

Cash and cash equivalents at end of period	$48,794	$49,514

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three-months ended
	March 31,	March 31,
	2016	2015

GAAP gross profit	$35,615	$32,685

Stock-based compensation	47	50
Amortization of intangible assets	900	1,010

Non-GAAP gross profit	$36,562	$33,745

GAAP operating loss	$(295)	$(1,354)

Stock-based compensation	933	929
Amortization of intangible assets	1,173	1,485
Remeasurement of contingent consideration	-	56
Other non-recurring items	-	(5)

Non-GAAP operating income	$1,811	$1,111

GAAP net loss	$(482)	$(1,469)

Stock-based compensation	933	929
Amortization of intangible assets	1,173	1,485
Remeasurement of contingent consideration	-	56
Other non-recurring items	-	(5)
Tax benefit	(298)	(390)

Non-GAAP net income	$1,326	$606

Income (loss) per share:
Basic
GAAP net income (loss) per share	$(0.01)	$(0.04)

Stock-based compensation	0.03	0.03
Amortization of intangible assets	0.03	0.04
Remeasurement of contingent consideration	-	-
Other non-recurring items	-	-
Tax benefit	(0.01)	(0.01)

Non-GAAP net income per share	$0.04	$0.02

Diluted
GAAP net loss per share	$(0.01)	$(0.04)

Stock-based compensation	0.03	0.03
Amortization of intangible assets	0.03	0.04
Remeasurement of contingent consideration	-	-
Other non-recurring items	-	-
Tax benefit	(0.01)	(0.01)

Non-GAAP net income per share	$0.04	$0.02

Weighted average shares outstanding:

Basic	34,842	36,722

Diluted	35,021	37,328

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

For the three-months ended
March 31,
2016

GAAP revenue	$68,696

Exclude foreign exchange impact	540

Non-GAAP revenue	$69,236

GAAP gross profit	$35,615

Stock-based compensation	47
Amortization of intangible assets	900
Exclude foreign exchange impact	540

Non-GAAP gross profit	$37,102

GAAP operating loss	$(295)

Stock-based compensation	933
Amortization of intangible assets	1,173
Exclude foreign exchange impact	396

Non-GAAP operating income	$2,207

(a) Foreign exchange impact represents the difference between actual first quarter 2016 revenue and first quarter 2016 revenue calculated using exchange rates for the comparable period in 2015.